

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2025

James Rolke
Chief Executive Officer
Revelation Biosciences, Inc.
4660 La Jolla Village Drive, Suite 100
San Diego, CA 92122

> **Re: Revelation Biosciences, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 4, 2025**
> **CIK No. 0001810560**

Dear James Rolke:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: J.P. Galda, Esq.